Contact

www.linkedin.com/in/paul-szkiler-877a36141 (LinkedIn)

Paul Szkiler

CEO at Truestone Impact Investment Management Limited
London, England, United Kingdom

Summary

Paul's career spans almost 40 years of working in the City of London, in the financial services industry. He has spent much time in the voluntary sector, including co-founding the international charity 'Children in Crisis'.

Paul and his company Truestone are well known in the social impact investment world for pioneering innovative private equity approaches, most notably in establishing a number of companies in West Africa. The companies generally have three objectives; to be profitable on a sustainable basis, to have a measurable social outcome, and to focus on mentoring.

Previously Paul established the company Truestone Asset Management Ltd, which grew as a private wealth management company, eventually being sold in 2014.

He is the founder of A Call to Business, which is an international organisation focusing on discipleship in the marketplace. Most recently in 2015 Paul has moved into the hotel industry and continues to develop themes attempting to integrate the spheres of society with an emphasis on biblical thinking.

Experience

Truestone Impact Investment Management Limited
CEO
January 2010 - Present (13 years 10 months)

A private equity fund management business investing in frontier nations around the world with a key objective to alleviate poverty. There are three objectives; to create profitable and sustainable businesses, to create a measurable social impact, and to have a strong focus on mentoring.

A Call To Business

Founder and Chairman
November 2000 - Present (23 years)
London, United Kingdom

actb Savings and Loans
Founder and Director
September 2007 - Present (16 years 2 months)
Sierra Leone

A leading microfinance institution in Sierra Leone established in 2007, the company is now the largest provider in the country with 17,000 active clients and close to $4 million dollars on the loan book.

Glenapp Castle
Proprietor
August 2015 - Present (8 years 3 months)
Scotland

Resco
Director
April 2014 - Present (9 years 7 months)
London, United Kingdom

Social impact business, using business to create positive change in communities. Running the Resco employability program supporting long-term unemployed with skills and work experience they need to get back into work.

Truestone Asset Management Ltd
CEO
July 1987 - July 2014 (27 years 1 month)
London, United Kingdom

Formerly Grundy Mack, Paul founded this Asset Management firm in 1987, operating as the CEO until its sale in 2014.

Classic and Sports Car
Co-Founder and Director
September 1997 - June 2014 (16 years 10 months)
Yorkshire, UK

Classic & Sportscar Centre is now in its 25th year of business as the North of England's premier classic car dealership. Services include outright purchase and sale of Classic, Vintage and Collector's cars as well as a popular brokerage service tailored to those who prefer not to sell privately.

Children in Crisis UK
Co-Founder and Director
January 1993 - September 2009 (16 years 9 months)

Paul, along with the Duchess of York and Grahame Harding, co-founded
Children in Crisis in 1993.

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